Exhibit 4.3

SECURED PROMISSORY NOTE

$3,000,000	Dated: January 26, 2011

FOR VALUE RECEIVED, the undersigned, SUPERNUS PHARMACEUTICALS, INC., a Delaware corporation with offices located at 1550 East Gude Drive, Rockville, Maryland  20850 (“Borrower”) HEREBY PROMISES TO PAY to the order of COMPASS HORIZON FUNDING COMPANY LLC (“Lender”) the principal amount of THREE MILLION DOLLARS ($3,000,000) or such lesser amount as shall equal the outstanding principal balance of the Term Loan made to Borrower by Lender, plus interest on the aggregate unpaid principal amount of Term Loan, at the rates and in accordance with the terms of the Loan and Security Agreement dated January 26, 2011, by and among Borrower, Lender, Oxford Finance Corporation, as Collateral Agent and as a Lender, and the Lenders from time to time party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”).  If not sooner paid, the entire principal amount and all accrued and unpaid interest hereunder shall be due and payable on the Maturity Date as set forth in the Loan Agreement.  Any capitalized term not otherwise defined herein shall have the meaning attributed to such term in the Loan Agreement.

Borrower agrees to pay any initial partial monthly interest payment from the date the Term Loan is made to Borrower under this Secured Promissory Note (this “Note”) to the first Payment Date (“Interim Interest”) on the first Payment Date.

Principal, interest and all other amounts due with respect to the Term Loan, are payable in lawful money of the United States of America to Lender as set forth in the Loan Agreement and this Note.  The principal amount of this Note and the interest rate applicable thereto, and all payments made with respect thereto, shall be recorded by Lender and, prior to any transfer hereof, endorsed on the grid attached hereto which is part of this Note.

The Loan Agreement, among other things, (a) provides for the making of a secured Term Loan by Lender to Borrower, and (b) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events.

This Note may not be prepaid except as set forth in Section 2.2 (c) and Section 2.2(d) of the Loan Agreement.

This Note and the obligation of Borrower to repay the unpaid principal amount of the Term Loan, interest on the Term Loan and all other amounts due Lender under the Loan Agreement is secured under the Loan Agreement.

Presentment for payment, demand, notice of protest and all other demands and notices of any kind in connection with the execution, delivery, performance and enforcement of this Note are hereby waived.

Borrower shall pay all reasonable fees and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred by Lender in the enforcement or attempt to enforce any of Borrower’s obligations hereunder not performed when due.

This Note shall be governed by, and construed and interpreted in accordance with, the internal laws of the State of New York.

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed by one of its officers thereunto duly authorized on the date hereof.

BORROWER:

SUPERNUS PHARMACEUTICALS, INC.

By	/s/ JACK A. KHATTAR
Name:	Jack A. Khattar
Title:	President & CEO

[Signature Page to Secured Promissory Note]

Compass Horizon Funding Company LLC

Term A Loan Note